Exhibit 2.1

OPTION AGREEMENT

OPTION AGREEMENT (“Agreement”), dated October 28, 2005, is made by and between Limelight Media Group, Inc., a Nevada corporation, with offices at 1300 North Northlake Way, Seattle, Washington 98103 (“Company”), and Marlin Capital Partners II, LLC, a Florida limited liability company, with offices at 2900 Gateway Drive, Pompano Beach, Florida 33069 (“Grantor”).

Background

Pursuant to a certain December 2, 2002 Request for Proposal, including a Letter of Acceptance dated April 15, 2003, by and between the Port Authority of New York and New Jersey (the “Port Authority”) and Black Experience, Inc., as amended by a First Addendum dated March 2, 2004, and subsequently assigned to Grantor (the “PATH Contract”), Grantor owns the exclusive right to provide advertising services on the Port Authority’s PATHVISION Broadcasting System (the “Business”). Grantor conducts the Business under the name “InTransit Media” and owns and uses in the Business the other assets listed on Schedule A-1 attached to the form of asset purchase agreement (the “Asset Purchase Agreement”) annexed hereto as Exhibit 1 (such other assets, collectively with the PATH Contract and any assets of the Business hereafter acquired, are referred to herein as the “Assets”). Company and Grantor were previously parties to an Agreement, dated June 8, 2005, relating to the sale of the Assets (the “Original Agreement”), which the parties acknowledge to be null and void and of no force and effect. Grantor desires to grant to Company an option to acquire the Assets and Company desires to acquire an option to purchase the Assets from Grantor on the terms and conditions set forth below. Capitalized terms used herein and not separately defined shall have the meanings given them in the Asset Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereby agree as follows:

Section 1.  Option.  In consideration of the payment of One Hundred Thousand and No/100 Dollars ($100,000) (the “Option Price”), Grantor hereby grants to Company the irrevocable and exclusive option (the “Option”) to purchase the Assets, for the purchase price and on the terms and conditions set forth in the Asset Purchase Agreement. Notwithstanding the payment terms set forth in the Asset Purchase Agreement, Company shall have the right, in its sole determination, to increase the cash component of the Purchase Price, which will reduce the stock component in like value. Concurrently with the execution and delivery of this Agreement, Company is paying to Grantor the Option Price by wire transfer of immediately available funds to the account of Grantor previously designated by it. If, for any reason, such funds are not transferred to Grantor on the date hereof, this Agreement shall be null and void and of no force and effect and Grantor shall retain all rights and remedies for the breach by Company of this Agreement and the Original Agreement.

Section 2.  Exercise of Option.  Notice (the “Exercise Notice”) of Company’s intent to exercise the Option shall be given in a written notice delivered to Grantor at any time prior to 5:00pm, Eastern Time, on January 16, 2006 (the “Option Expiration Date”). Upon exercise of the Option, Company and Grantor shall enter into the Asset Purchase Agreement.

Section 3. Termination of Option.  If Company fails to give notice of its intent to exercise the Option on or before the Option Expiration Date, the Option shall thereupon immediately expire, terminate and be void and have no effect, and Grantor shall retain the Option Price.

Section 4.  Closing.  The closing of the transactions contemplated hereby (the “Closing”) shall occur at 10:00am, Eastern Time, on a date mutually selected by Grantor and Company but in no event fewer than three nor more than seven business days following Company’s delivery of the Exercise Notice. At the Closing, the parties shall consummate the purchase and sale of the Assets in accordance with the terms of the Asset Purchase Agreement and shall execute and deliver any other documents and instruments contemplated thereby.

Section 5.  Representations and Warranties.  Company and Grantor each hereby represent and warrants to the other party as follows:

5.1  Organization.  It is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its state of organization and has all requisite corporate or limited liability company power and authority to own and operate its properties and to carry on its business as presently conducted.

5.2  Authorization.  All corporate or limited liability company action, as the case may be, on its part and its directors, stockholders, managers and members, as applicable, necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and for the purchase and sale of the Assets upon exercise of the Option, has been taken. This Agreement is the valid and binding obligation of such party, enforceable against it in accordance with its terms. The execution, delivery and performance by such party of this Agreement and compliance herewith and the purchase and sale of the Assets upon exercise of the Option, will not result in any violation of and will not conflict with, or result in a breach of, any of the terms of, or constitute a default under, any provision of federal, state or local law to which such party is subject, its Articles of Incorporation or By-Laws, Articles/ Certificate of Formation/Organization or, subject only to the receipt of customary third party consents in connection with the Closing, any mortgage, indenture, agreement, instrument, judgment, decree, order, rule or regulation, or other restriction to which such party is a party or by which it is bound, or result in the creation of any lien upon any of the properties or assets of such party pursuant to any such term, or result in the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to its operations or any of its assets or properties.

Section 6.  Other Transactions/No Shop.  Until the earliest to occur of (i) the breach or other termination of this Agreement, (ii) the Option Expiration Date or (iii) the consummation of the transactions contemplated in the Asset Purchase Agreement, Grantor shall not, and Grantor shall cause its members, managers, employees, agents, affiliates and advisors not to, directly or indirectly, solicit or initiate the submission of proposals of offers from, or solicit, encourage, entertain or enter into any agreement, arrangement or understanding with, or engage in any discussions with, or furnish any information to, any person or entity, other than Company or a representative thereof, with respect to the acquisition of all or any part of the Assets or the Business. The foregoing prohibitions do not apply to (i) information that must be disclosed in order to seek and obtain any consents or approvals required to consummate the transactions herein contemplated, (ii) information that is disclosed to attorneys, accountants, consultants and others having a need to know in connection with, relating to or arising out of the transactions contemplated in this Agreement, (iii) information relating to the enforcement of the provisions of this Agreement and related agreements, and (iv) information that one is legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or other similar process) to disclose.

Section 7.   Miscellaneous Provisions.

(a)   The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement.

(b)   This Agreement sets forth the entire understanding of the parties with respect to the purchase and sale of the Assets and supersedes all prior agreements and understanding relating to the matters addressed herein, including without limitation, the Original Agreement. This Agreement may be amended or modified except upon execution of a written document by both parties.

(c)   Neither party hereto shall assign this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(d)   This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

(e)   The headings of the sections herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

(f)   All notices or other communications hereunder shall be in writing, hand delivered or mailed by certified mail or by overnight mail to the parties at the address first set forth above or at such other place as any party may, by written notice to the other party, direct. Any such notice shall be deemed given when actually received by the party for which intended.

(g)   This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

LIMELIGHT MEDIA GROUP, INC.

By:	/s/David V. Lott
Name: David V. Lott
Title: Chief Executive Officer

MARLIN CAPITAL PARTNERS II, LLC. D/B/A INTRANSIT MEDIA

By:	/s/Michael Brauser
Name: Michael Brauser
Title: Manager

Exhibit 1

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT dated _____________, 200_, between Limelight Media Group, Inc., a Nevada corporation, with offices at 1300 North Northlake Way, Seattle, Washington 98103 (“Buyer”), and Marlin Capital Partners II, LLC, a Florida limited liability company, with offices at 2900 Gateway Drive, Pompano Beach, Florida 33069 (“Seller”).

Background

Pursuant to a certain December 2, 2002 Request for Proposal, including a Letter of Acceptance dated April 15, 2003, by and between the Port Authority of New York and New Jersey (the “Port Authority”) and Black Experience, Inc., as amended by a First Addendum dated March 2, 2004, and subsequently assigned to Seller (the “PATH Contract”), Seller owns the exclusive right to provide advertising services on the Port Authority’s PATHVISION Broadcasting System (the “Business”). Seller conducts the Business under the name “InTransit Media” and owns and uses in the Business the other assets listed on Schedule A-1 annexed hereto (collectively, with the PATH Contract, the “Assets”). Buyer and Seller were previously parties to an Agreement, dated June 8, 2005, relating to the sale of the Assets (the “Original Agreement”), which the parties acknowledge to be null and void and of no force and effect. Seller desires to sell the Assets to Buyer and Buyer desires to purchase the Assets from Seller on the terms and conditions set forth below.

Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.  Purchase and Sale.

(a)  In consideration of Buyer’s payment of two million dollars ($2,000,000) (the “Purchase Price”), subject to adjustment in accordance with paragraph 1(b) below, on the Closing Date (as hereinafter defined), Seller shall sell, assign, transfer and deliver the Assets to Buyer. Anything in the foregoing to the contrary notwithstanding, the Assets do not include those assets of Seller listed on Schedule A-2 hereto (the “Excluded Assets”). The Purchase Price shall be paid by Buyer to Seller as follows: (A) one million four hundred thousand dollars ($1,400,000) by wire transfer of immediately available funds to an account designated by Seller prior to the Closing Date at least two (2) days prior to the Closing Date; (B) not later than five (5) business days after the Closing Date, Buyer shall issue to Seller a number of duly authorized, validly issued, fully paid and nonassessable, unregistered shares (the “Buyer Shares”) of Buyer’s common stock, $.001 par value per share (the “Common Stock”), determined by dividing the Non-Cash Amount (as hereinafter defined) by the average closing price of the Common Stock during the twenty (20) consecutive trading day period ending two trading days prior to the Closing Date; and (C) less a credit in the amount of one hundred thousand dollars ($100,000) previously paid by Buyer to Seller upon the execution of that certain option agreement dated as of October 28, 2005 made by and between Buyer and Seller (the “Option Agreement”). For the purposes hereof, the “Non-Cash Amount” shall mean five hundred thousand dollars ($500,000), as adjusted in accordance with paragraph 1(b) below. Buyer has the option to increase the cash component of the Purchase Price, which will reduce the stock component in like value.

(b)  Working Capital Adjustment. On the Closing Date, Seller shall deliver to Buyer an unaudited, unreviewed balance sheet of Seller dated as at a date within five (5) days prior to the Closing Date, which balance sheet shall be prepared in accordance with good accounting practices and certified as true and correct in all material respects by the chief executive officer of the Seller (the “Closing Balance Sheet”). If the Modified Working Capital as determined using the Closing Balance Sheet is less than zero, the Non-Cash Amount shall be reduced by the amount of any such deficit. Upon Buyer’s request, Seller shall provide Buyer with copies of all workpapers and other books and records utilized by Seller in preparing the Closing Balance Sheet. For the purposes hereof, “Modified Working Capital” means the sum of (i) cash and cash equivalents and (ii) the amount of accounts receivable included in the Assets less appropriate reserves for doubtful accounts, minus the Assumed Payables (as hereinafter defined).

(c)  In connection with the sale of the Assets to Buyer, Seller shall execute and deliver to Buyer on the Closing Date the bill of sale and the assignments of contracts and domain name(s) attached hereto as Exhibits 1, 2 and 3, respectively.

2.  Liabilities. Buyer shall assume only those obligations and liabilities set forth on Schedule B hereto (the “Assumed Liabilities”). Except for the Assumed Liabilities, Buyer is not assuming any existing, contingent or future liability of Seller (the “Excluded Liabilities”). Without limitations, the Excluded Liabilities include:

(i)  any liability for taxes of Seller;

(ii)  any obligations of Seller in respect of the assets of Seller not included in the Assets acquired hereunder;

(iii)     any liability of Seller pursuant to any employee benefit plan;

(iv)     any liabilities or obligations of Seller for borrowed money or interest on borrowed money;

(v)      any liabilities or obligations of Seller to affiliates of Seller;

(vi)     all claims, liabilities, or obligations of Seller as an employer, including, without limitation, liabilities for wages, supplemental unemployment benefits, vacation benefits, severance benefits, retirement benefits, Federal Consolidated Omnibus Budget Reconciliation Act of 1985 benefits, Federal Family and Medical Leave Act of 1993 benefits, Federal Workers Adjustment and Retraining Notification Act obligations and liabilities, or any other employee benefits, withholding tax liabilities, workers’ compensation, or unemployment compensation benefits or premiums, hospitalization or medical claims, occupational disease or disability claims, or other claims attributable in whole or in part to employment or termination by Seller or arising out of any labor matter involving Seller as an employer, and any claims, liabilities and obligations arising from or relating to any employee benefit plans;

(vii)    all claims, liabilities, losses, damages, or expenses relating to any litigation, proceeding, or investigation of any nature arising out of the Business or ownership of the Assets on or prior to the Closing Date including, without limitation, any claims against or any liabilities for injury to, or death of, persons or damage to or destruction of property, any workers’ compensation claims, and any warranty claims;

(viii)   except for the Assumed Liabilities, any accounts payable, other indebtedness, obligations or accrued liabilities of Seller;

(ix)     all claims, liabilities, or obligations of Seller arising or to be performed prior to the Closing Date under the PATH Contract; and

(x)  any contracts, agreements, leases, licenses or other commitments of Seller not expressly assumed hereunder by Buyer.

3.  Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as follows:

(a)  As of the Closing, Seller is a limited liability company duly organized and validly existing under the laws of the State of Florida; Seller has full power and authority to execute and deliver this Agreement and all other agreements to be executed and delivered by Seller hereunder or in connection herewith (the “Ancillary Agreements”) and to consummate the transactions hereby or thereby contemplated; all necessary limited liability company action has been taken to authorize Seller to enter into this Agreement and the Ancillary Agreements;

(b)  This Agreement and the Ancillary Agreements have been duly executed and delivered by Seller and each such agreement constitutes the legal, valid and binding obligation of Seller, enforceable against it in accordance with its respective terms, except as enforceability may be limited by (i) bankruptcy, insolvency or other laws for the protection of debtors and (ii) laws relating to the availability of specific performance, injunctive relief and other equitable remedies;

(c)  Neither the execution, delivery or performance of this Agreement, the Ancillary Agreements, nor the transactions contemplated hereby or thereby will violate Seller’s Articles of Organization or Operating Agreement or any other agreements or instruments, law, regulation, judgment or order by which Seller is bound;

(d)  Seller has, and at the Closing Date will transfer to the Buyer, good and valid title to all the Assets, free and clear of all liens, claims or other encumbrances.

(e)  No consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with, any federal, state, local or other governmental authority or any court or other tribunal, and no consent or waiver of any party to any Material Contract (as hereinafter defined) to which Seller is a party is required or declaration to or filing with any governmental or regulatory authority, or any other third party is required to: (i) execute this Agreement or any Ancillary Agreement, (ii) consummate this Agreement or any Ancillary Agreement and the transactions contemplated hereby or thereby, or (iii) permit Seller to assign or transfer the Assets (including without limitation, the Material Contracts) to Buyer.

(f)  There are no actions, suits, proceedings, orders or claims pending or, to its knowledge, threatened against Seller, or pending or threatened by Seller against any third party, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality which relate to, or in any way affect, the Business or the Assets (including, without limitation, any actions, suits, proceedings or investigations with respect to the transactions contemplated by this Agreement or any Ancillary Agreement). Seller is not subject to any judgment, order or decree of any court or other governmental agency relating to the Business or the Assets, and Seller has received no written opinion or memorandum from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability which relates to the Business or the Assets.

(g)  The Seller does not use any patent, trademark, copyright, trade secrets or other intellectual or industrial property rights, other than non-exclusively licensed use of commercially available software, in the Business.

(h)  Each Material Contract (as listed on Schedule A-1 hereto) is valid and binding on and enforceable against Seller and, to the knowledge of Seller, each other party thereto and is in full force and effect. Seller is not in breach or default under any Material Contract. Seller does not know of, and has not received notice of, any violation or default under (nor, to the knowledge of Seller, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Material Contract by any other party thereto. Prior to the date hereof, Seller has made available to Buyer true and complete copies of all Material Contracts.

(i)  Seller understands and acknowledges that the Buyer Shares are “restricted securities” and have not been registered under the Securities Act of 1933, as amended (the “1933 Act”) or any applicable state securities law and that such shares are being sold pursuant to applicable exemptions from such registration requirements. Seller further acknowledges that it is acquiring the Buyer Shares as principal for its own account and not for the benefit of any other person and not with a view to or for distributing or reselling such Buyer Shares or any part thereof, has no present intention of distributing any of such Buyer Shares and has no arrangement or understanding with any other persons regarding the distribution of such Buyer Shares (this representation and warranty not limiting Seller’s right to sell the Buyer Shares in compliance with applicable, registration, qualification or pursuant to applicable exemptions available under federal and state securities laws). Seller is an accredited investor as such term defined under Rule 501(a) of Regulation D of the 1933 Act and acknowledges that it has been furnished with or afforded access to, and has had the opportunity to ask questions and receive answers concerning, all information pertaining to the Buyer Shares. Seller acknowledges that all certificates evidencing ownership of the Buyer Shares will contain appropriate legends incorporating any applicable securities laws restrictions.

(j)  Seller understands and acknowledges that Buyer, in reliance upon Seller’s representation contained herein and the provisions of Section 7 of that certain Addendum, dated March 2, 2004, to the PATH Contract, has agreed to execute this Agreement (and consummate the transactions contemplated herein) without an express condition precedent to the Closing Date that Seller shall have obtained the consent of the Port Authority of New York and New Jersey to the assignment of the PATH Contract from Seller to Buyer. Accordingly, Seller represents to Buyer that the Assets presently constitute, and on the Closing Date will constitute, all or substantially all of the assets of Seller.

4.  Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

(a)  Buyer is a corporation duly organized and validly existing under the laws of the State of Nevada; Buyer has full power and authority to execute and deliver this Agreement and the Ancillary Agreements and to consummate the transactions hereby or thereby contemplated; all necessary corporate action has been taken to authorize Buyer to enter into this Agreement and the Ancillary Agreements;

(b)  This Agreement and the Ancillary Agreements have been duly executed and delivered by Buyer and each such agreement constitutes the legal, valid and binding obligations of Buyer enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws for the protection of debtors;

(c)  Neither the execution, delivery or performance of this Agreement, the Ancillary Agreements, nor the transactions contemplated hereby or thereby will violate Buyer’s Articles of Incorporation or by-laws or any other agreements or instruments, law, regulation, judgment or order by which Buyer is bound;

(d)  No consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with, any federal, state, local or other governmental authority or any court or other tribunal, and no consent or waiver of any party to any contract to which Buyer is a party is required or declaration to or filing with any governmental or regulatory authority, or any other third party is required to: (i) execute this Agreement or any Ancillary Agreement, or (ii) consummate this Agreement or any Ancillary Agreement and the transactions contemplated hereby or thereby;

(e)  The Buyer has filed all reports required to be filed by it under the Securities Exchange Act of 1934, as amended (the “1934 Act”), including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as Buyer was required by law to file such material) (the foregoing materials, including the exhibits thereto, being collectively referred to herein as the “SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments; and

(f)  Since the date of the latest audited financial statements included within the SEC Reports, except as disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a material adverse effect on Buyer, its business or operations, (ii) Buyer has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities that would not be required to be reflected in the Company’s financial statements pursuant to GAAP or that would not be required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, and (iv) the Company has not declared or made any dividend or distribution of cash, securities or other property to its stockholders.

5.  Closing. The closing of the transactions contemplated hereby shall occur at 10:00 am, Eastern Time, on a date mutually selected by Buyer and Seller but in no event fewer than three (3) nor more than seven (7) business days following Seller’s receipt of the Exercise Notice (as defined in the Option Agreement) (the “Closing Date”).

6.  Accounts Payable and Accounts Receivable.

(a)  Accounts Receivable. It is the intention of the parties that all rights to and the benefit of the accounts receivable from the Business shall be included in the Assets transferred by Seller to Buyer. Accordingly, all accounts receivable outstanding on the Closing Date shall be collected by Buyer. At Closing, Seller shall deliver to Buyer a complete statement of each account receivable as of the Closing Date. Seller agrees to cooperate with Buyer to effect the purpose and intent of this Section 6, including, but not limited to, immediately turning over to Buyer any and all such accounts receivable which are received or collected by Seller.

(b)  Accounts Payable. It is the intention of the parties that liability for the payment of the ordinary accounts payable arising from the Material Contracts shall be assumed by Buyer from Seller (the “Assumed Payables”). At Closing, Seller shall deliver to Buyer a complete statement of each Assumed Payable. Buyer agrees to pay and discharge in the ordinary course all such Assumed Payables and, upon request, provide evidence of such payment to Seller.

7.  Indemnification by Seller. Seller agrees to indemnify, defend and hold Buyer and its affiliates harmless from and against any and all losses, liabilities, obligations, suits, proceedings, demands, judgments, damages, claims, expenses and costs, including, without limitation, reasonable fees, expenses and disbursements of counsel (collectively, “Damages”), which any of them may suffer, incur or pay in connection with (i) any breach of a representation or warranty made by Seller, (ii) any liability accruing prior to the Closing Date incurred in connection with the Business or Assets other than those constituting Assumed Liabilities, (iii) the non-fulfillment by Seller of any covenant contained herein or in the Ancillary Agreements or (iv) any Excluded Liabilities.

8.  Indemnification by Buyer. Buyer agrees to indemnify defend and hold Seller and its affiliates harmless from and against any and all Damages which any of them may suffer, incur or pay in connection with (i) any breach of a representation or warranty made by Buyer herein, (ii) any liability arising under or in connection with the use and/or ownership of the Assets arising on or after the Closing Date, (iii) the non-fulfillment by Buyer of any covenant contained herein or in the Ancillary Agreements or (iv) any Assumed Liabilities.

9.  Publicity; Non-Disclosure. All notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by and between Buyer and Seller. Neither of the parties shall act unilaterally in this regard without the prior written approval of the other party, which approval shall not be unreasonably withheld. Except by mutual agreement or as may be required to obtain financing for the transactions contemplated by this Agreement or unless compelled to disclose by judicial or administrative process or by other requirements of law, no party shall disclose any of the terms and conditions of this Agreement except as may be necessary to enforce its terms, or as ordered by a court of competent jurisdiction.

10.  Taxes and Other Fees. Seller shall pay any and all sales taxes or other taxes or recording fees payable as a result of the sale of the Assets hereunder.

11.  Limitations on Indemnification. The representations, warranties, indemnification, covenants and agreements of Seller and Buyer contained in this Agreement shall survive the execution and delivery hereof for a period of one year. For the purposes hereof, Damages shall be computed net of any insurance coverage with respect thereto that reduces the Damages that would otherwise be suffered. An indemnified party shall be entitled to indemnification hereunder with respect to a breach by the indemnifying party of any representation or warranty only to the extent that the amount of all Damages suffered by the indemnified party as a result of the breach by the indemnifying party of one or more representations and warranties exceeds in the aggregate $25,000 (the “Basket”), whereupon Seller shall be liable for all such Damages, dollar for dollar, including such $25,000 amount. In no event shall Buyer be entitled to indemnification hereunder with respect to one or more breaches by Seller of its representations or warranties in an aggregate amount that exceeds the Purchase Price.

12.  Registration Rights Agreement. On the Closing Date, Buyer and Seller shall execute and deliver the Registration Rights Agreement in the form of Exhibit 4 hereto relating to the Buyer Shares.

13.  Trade Names. On the Closing Date, Seller shall file any and all certificates as necessary to cancel or terminate all assumed or trade name certificates in connection with Seller’s use of the names “Intransit” or “Intransit Media”. Not later than five days after the Closing Date, Seller shall provide Buyer with evidence of such cancellations and terminations.

14.  Severability. If any provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by reason of any rule of law or public policy, all other provisions of this agreement shall remain in full force and effect.

15.  No Waiver. No waiver by any party of any breach or nonperformance of any provision or obligation of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same or any provision of this Agreement.

16.  Entire Agreement; Amendment. This Agreement and the Ancillary Agreements are the entire agreement of the parties with respect to the subject matter hereof, supersede all prior agreements and understandings, oral and/or written, relating to the subject matter hereof, and may not be amended, supplemented, or modified, except by written instrument executed by all parties hereto and thereto. Without limiting the foregoing, the parties hereby agree that upon execution of this Agreement, the Original Agreement shall be deemed void ab initio and no party shall have any rights, obligations or liabilities thereunder. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and permitted assigns. Where the context so requires, the singular shall include the plural and vice versa.

17.  Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original and all of which shall constitute one and the same document.

18.  Governing Law; Counsel. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflict of laws principles. The parties acknowledge that they have each had an opportunity to be represented by legal counsel of their choice and that they enter into this Agreement and the transactions contemplated hereby freely and voluntarily with full knowledge and understanding of its contents.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

LIMELIGHT MEDIA GROUP, INC.

By:
Name: David V. Lott
Title: Chief Executive Officer

MARLIN CAPITAL PARTNERS II, LLC. D/B/A INTRANSIT MEDIA

By:
Name: Michael Brauser
Title: Manager